Diana E. McCarthy Partner 215-988-1146 Direct 215-988-2757 Fax Diana.McCarthy@dbr.com

August 6, 2010

VIA EDGAR

Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Funds (“Registrant”)
Post-Effective Amendment No. 73
(File Nos. 33-73404 and 811-08236)

Dear Ms. Stirling:

The following responds to the comments we received from you on July 9, 2010, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A referenced above (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of three new portfolios of the Trust: the Investors Money Market Fund, Investors AMT-Free Municipal Money Market Fund and Investors U.S. Government Money Market Fund (together, the “Funds”). Our responses (in bold) follow your comments:

1. Comment: Please remove the following language from the cover page of the Prospectus as it is not necessary: “An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”), any other government agency, or The Northern Trust Company or any of its affiliates, subsidiaries or any other bank. An investment in a Fund involves investment risks, including possible loss of principal.”

Response: Registrant respectfully declines this comment as the above-referenced language is permitted by the SEC staff’s generic comment letter dated May 13, 1993.

2. Comment: Indent to the left the percentages for the “Administration Fees,” “Transfer Agency Fees,” and “Other Operating Expenses” under the “Fees and Expenses of the Fund” tables.

Response: Registrant will make the changes requested by the examiner.

3. Comment: For the Investors Money Market and Investors AMT-Free Municipal Money Market Funds, the concept of “Structured Securities Risk” (discussed under “Principal Risks”) needs to be linked back to the “Principal Investment Strategies” section.

Linda Stirling

August 6, 2010

Response: The principal investment strategies for the Investors Money Market Fund already state that the Fund invests in “structured notes” (see fifth bullet on page 3). These are the only structured securities that this Fund invests in. Accordingly, we believe that no changes to this Fund’s investment strategies are in order. The structured securities in which the Investors AMT-Free Municipal Money Market Fund may invest are covered by the first and second bullets under “Principal Investment Strategies.” In other words, the only structured securities that this Fund invests in are asset-backed and fixed and variable floating rate notes, for which the risk disclosure provided sufficiently addresses. Therefore, we are removing the structured securities risk. Registrant believes that this additional clarification should address the staff’s concerns.

4. Comment: Please add “and alternative minimum tax” to the end of the first sentence of the second full paragraph under the “Principal Investment Strategies” section of the Investors AMT-Free Municipal Money Market Fund so that the sentence reads as follows: “Except in extraordinary circumstances, at least 80% of the Fund’s net assets will be invested in debt instruments that pay interest that is exempt from regular federal income tax and alternative minimum tax.”

Response: Registrant will make the changes requested by the examiner.

5. Comment: The disclosure under the “Purchase and Sale of Fund Shares” section in the Summary Prospectus should only contain addresses and phone numbers. Please revise for each Fund accordingly.

Response: Registrant respectfully declines this comment as the above-referenced disclosure is comparable to that found in the Summary Prospectuses recently reviewed by the staff and finalized as part of Registrant’s 2010 annual update. The staff also approved this format for Northern Institutional Funds’ annual update earlier in the year. Registrant will consider abbreviating the disclosure next year for all of its Summary Prospectuses as part of its annual update.

Linda Stirling

August 6, 2010

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-1146.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy

cc:    Craig Carberry, Esq.